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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                            AMENDMENT NO. 8
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
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                             CONRAIL INC.

                       (Name of Subject Company)
                 ------------------------------------

                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
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                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
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  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
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                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000




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                             INTRODUCTION

          Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on December 6, 1996, and amended on December 12, 1996, December 20, 1996, January 3, 1997, January 10, 1997, January 14, 1997, January
16, 1997 and January 21, 1997 (as amended, the "CSX Schedule 14D-9") with respect to an offer by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("CSX"), to purchase up to an aggregate of 18,344,845 Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the CSX Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

     Item 8 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     On January 22, 1997, CSX and Purchaser extended the Second CSX Offer until 5:00 p.m., Eastern Standard Time, on February 14, 1997.

     On January 22, 1997, Norfolk amended its offer. Norfolk, through a wholly owned subsidiary, is now offering to purchase up to 8.2 million Shares at $115 per Share, net to the seller in cash and without interest.

     On January 22, 1997, Conrail issue a press release in which it reported its fourth quarter earnings and announced that for the third consecutive quarter Conrail produced record results in net income, earnings per share and operating ratio. A copy of the text of the press release is attached as Exhibit (a)(20) hereto and is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

     On January 23, 1997, Conrail issued a press release announcing that the Conrail shareholders voted against the opt out proposal at the Pennsylvania Special Meeting. A copy of the text of the press release is attached as Exhibit (a)(21) hereto and is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

     On January 28, 1997, Conrail issued a press release announcing the position of the Conrail Board with respect to the amended Norfolk Offer. A copy of the text of the press release is attached as Exhibit
(a)(22) hereto and is incorporated herein by reference and the foregoing summary is qualified in its entirety by reference to such Exhibit.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(20)   Text of press release issued by Conrail dated
               January 22, 1997 (incorporated by reference to Exhibit (a)(26) to the Norfolk 14D-9).

     (a)(21)   Text of press release issued by Conrail dated
               January 23, 1997 (incorporated by reference to Exhibit (a)(27) to the Norfolk 14D-9).

     (a)(22)   Text of press release issued by Conrail dated
               January 28, 1997 (incorporated by reference to Exhibit (a)(24) to the Norfolk 14D-9).

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  CONRAIL INC.



                                  By /s/ Timothy T. O'Toole
                                     -------------------------------------
                                     Name:  Timothy T. O'Toole
                                     Title: Senior Vice President--Finance


Dated as of January 28, 1997

                             EXHIBIT INDEX

Exhibit                  Description                         Page No.
-------                  -----------                         --------

*(a)(1)    Offer to Purchase dated December 6, 1996
           (incorporated by reference to Exhibit (a)(1)
           to CSX's and Purchaser's Tender Offer
           Statement on Schedule 14D-1 dated
           December 6, 1996, as amended (the "CSX
           14D-1"))......................................
*(a)(2)    Letter of Transmittal (incorporated by
           reference to Exhibit (a)(2) to the CSX
           14D-1)........................................
*(a)(3)    Text of press release issued by CSX dated
           December 6, 1996 (incorporated by reference
           to Exhibit (a)(7) to the CSX 14D-1)...........
*(a)(4)    Letter to shareholders of Conrail dated
           December 6, 1996..............................
*(a)(5)    Form of Summary Advertisement dated
           December 6, 1996 (incorporated by reference
           to Exhibit (a)(5) to the CSX 14D-1)...........
*(a)(6)    Opinion of Lazard Freres & Co. LLC
           (incorporated by reference to
           Exhibit (a)(14) to the Solicitation/
           Recommendation Statement on Schedule 14D-9
           of Conrail dated October 16, 1996, as
           amended, relating to the First Offer (the
           "First 14D-9"))...............................
*(a)(7)    Opinion of Morgan Stanley & Co. Incorporated
           (incorporated by reference to
           Exhibit (a)(15) to the First 14D-9)...........
*(a)(8)    Text of press release issued by Conrail and
           CSX dated December 10, 1996...................
*(a)(9)    Opinion of Lazard Freres & Co. LLC dated
           December 18, 1996.............................
*(a)(10)   Opinion of Morgan Stanley & Co. Incorporated
           dated December 18, 1996.......................
*(a)(11)   Supplement to the Offer to Purchase dated
           December 19, 1996 (incorporated by reference
           to Exhibit (a)(15) to the 14D-1)..............
*(a)(12)   Text of press release issued by CSX and
           Conrail dated December 19, 1996...............

Exhibit                  Description                         Page No.
-------                  -----------                         --------

*(a)(13)   Text of press release issued by Conrail
           dated December 20, 1996.......................
*(a)(14)   Text of advertisement published by Conrail
           and CSX on December 10, 1996..................
*(a)(15)   Text of advertisement published by Conrail
           and CSX on December 12, 1996..................
*(a)(16)   Text of joint press release issued by
           Conrail and CSX dated January 9, 1997.........
*(a)(17)   Text of joint press release issued by
           Conrail and CSX dated January 13, 1997........
*(a)(18)   Text of joint press release issued by
           Conrail and CSX dated January 15, 1997........
*(a)(19)   Text of press release issued by Conrail
           dated January 19, 1997........................
 (a)(20)   Text of press release issued by Conrail
           dated January 22, 1997 (incorporated by
           reference to Exhibit (a)(26) to the Norfolk
           14D-9)........................................
 (a)(21)   Text of press release issued by Conrail
           dated January 23, 1997 (incorporated by
           reference to Exhibit (a)(27) to the Norfolk
           14D-9)........................................
 (a)(22)   Text of press release issued by Conrail
           dated January 28, 1997 (incorporated by
           reference to Exhibit (a)(24) to the Norfolk
           14D-9)........................................
*(c)(1)    Agreement and Plan of Merger dated as of
           October 14, 1996 (incorporated by reference
           to Exhibit (c)(1) to CSX's and Purchaser's
           Tender Offer Statement on Schedule 14D-1
           dated October 16, 1996, as amended, relating
           to the First Offer (the "First
           CSX 14D-1"))..................................
*(c)(2)    First Amendment to Agreement and Plan of
           Merger dated as of November 5, 1996
           (incorporated by reference to Exhibit (c)(7)
           to the First CSX 14D-1).......................
*(c)(3)    Conrail Stock Option Agreement dated as of
           October 14, 1996 (incorporated by reference
           to Exhibit (c)(2) to the First CSX 14D-1).....
*(c)(4)    CSX Stock Option Agreement dated as of
           October 14, 1996 (incorporated by reference
           to Exhibit (c)(3) to the First CSX 14D-1).....
*(c)(5)    Voting Trust Agreement dated as of
           October 15, 1996 (incorporated by reference
           to Exhibit (c)(4) to the First CSX 14D-1).....

Exhibit                  Description                         Page No.
-------                  -----------                         --------

*(c)(6)    Employment Agreement of Mr. LeVan dated as
           of October 14, 1996 (incorporated by
           reference to Exhibit (c)(5) to the
           First 14D-9)..................................
*(c)(7)    Change of Control Agreement of Mr. LeVan
           dated as of October 14, 1996 (incorporated
           by reference to Exhibit (c)(6) to the
           First 14D-9)..................................
*(c)(8)    Answer and Defenses of Conrail, CSX and the
           individual defendants to Second Amended
           Complaint, and Counterclaim of Conrail and
           CSX in Norfolk Southern et al. v. Conrail
           Inc. et al., filed on December 5, 1996, in
           the United States District Court for the
           Eastern District of Pennsylvania
           (incorporated by reference to Exhibit (c)(8)
           to the Solicitation/Recommendation Statement
           on Schedule 14D-9 of Conrail dated
           November 6, 1996, as amended, relating to
           the Norfolk Offer)............................
*(c)(9)    Pages 4-5 and 9-14 of Conrail's Proxy
           Statement dated April 3, 1996 (incorporated
           by reference to Exhibit (c)(7) to the
           First 14D-9)..................................
*(c)(10)   Second Amendment to Agreement and Plan of
           Merger dated as of December 18, 1996
           (incorporated by reference to Exhibit (c)(6)
           to the 14D-1).................................
*(c)(11)   Form of Amended and Restated Voting Trust
           Agreement (incorporated by reference to
           Exhibit (c)(7) to the 14D-1)..................
*(c)(12)   Text of opinion of Judge Donald VanArtsdalen
           of the United States District Court for the
           Eastern District of Pennsylvania as
           delivered from the bench on
           January 9, 1997...............................
*(c)(13)   Text of STB Decision No. 5 of STB Finance
           Docket No. 33220 dated January 8, 1997........



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* Previously filed